PE
3-1-02

02020419

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

MAR 05 2002

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

PROCESSED
MAR 11 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

No.	Document
1.	Press Release dated March 4, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2002

RESEARCH IN MOTION LIMITED

By: ______________________________
Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

March 4, 2002

FOR IMMEDIATE RELEASE

RIM INTRODUCES JAVA-BASED BLACKBERRY HANDHELD WITH INTEGRATED PHONE FOR GSM/GPRS NETWORKS IN NORTH AMERICA

BlackBerry 5810 Integrates Email, Phone, SMS, Browser and Organizer;
AT&T Wireless and VoiceStream Accepting Orders;
RIM Expands Relationship With IBM Global Services.

Note to Editors: (Photos are available at www.rim.net/go/BlackBerry5810. TV footage for broadcast is available on Telstar 6 (C), transponder 15, downlink frequency 4,000 (V) on March 4, 2002, 13:00 to 13:15 EST.)

COMDEX - Chicago, IL - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) today introduced the first wireless handheld ready to support GSM/GPRS networks in North America. The new Java-based handheld, named the BlackBerry 5810™, allows corporate customers to manage their important information and communications from a single integrated device. The BlackBerry 5810 integrates the award-winning features of the secure BlackBerry™ wireless email solution with the convenience of a built-in phone. This breakthrough in wireless convergence delivers email, phone, SMS, browser, and organizer features in a single, sleek handheld that is "Always On, Always Connected™". The BlackBerry 5810 also incorporates Java 2 Micro Edition (J2ME) as its core operating system, providing a secure and open platform for customers, carriers, and developers.

RIM is demonstrating the BlackBerry 5810 this week at Comdex Chicago (booth #1603) where RIM's Chairman and Co-CEO, Jim Balsillie, will deliver a keynote address on the opening day.

In the United States, both AT&T Wireless and VoiceStream, a T-Mobile subsidiary, are now accepting orders for the BlackBerry 5810. In Canada, RIM and Rogers AT&T Wireless recently announced an agreement for the BlackBerry 5810 (product launch timing will be announced at a later date). In Europe, RIM began selling the BlackBerry 5820 (a similar handheld that operates on different frequencies for European GSM/GPRS networks) through BT Cellnet in the UK last year; and also announced working relationships with other leading European carriers including Digifone, Telecom Italia Group, Telfort Mobiel, T-Mobile and Viag Interkom.

"This is a particularly exciting time in RIM's history and the evolution of BlackBerry. We have already deployed BlackBerry in thousands of companies and built a complete, secure corporate solution for wireless email," said Mike Lazaridis, President and Co-CEO at Research In Motion. "Now, together with our partners, we're building on that solid foundation in a number of ways. We're converging email, phone, SMS, browser and organizer technologies into a single wireless handheld. RIM and our carrier partners are primed for success internationally. We've successfully implemented Java on our BlackBerry 5800 series. Our systems integration and ISV alliance partners are embracing and extending BlackBerry. Our handhelds, server software and infrastructure are proven and continue to lead the industry. Quite simply, the end-to-end BlackBerry solution is stronger than ever."

"RIM is a pioneer in the wireless data industry and one of the original contributing members of the JCP Micro Edition Executive Committee," said Rich Green, vice president and general manager, Java and XML software at Sun Microsystems. "RIM's decision to implement Java is opening BlackBerry to a community of more than three million application developers worldwide. BlackBerry 5810 users will enjoy access to a substantially broader variety of applications that can be easily developed, deployed and managed within the enterprise."

"Mobilizing corporate applications and enterprise email on handheld devices requires tight integration between wireless networks and back-end systems as well as end-to-end secure solutions," said Kevin Burden, Smart Handheld Solutions Analyst at IDC. "The concept of mobile, wirelessly accessible corporate data beyond email is still new to many enterprises. This creates an opportunity for solution providers like RIM which has enterprise systems experience and continues to expand the business applicability of its BlackBerry products with J2ME and voice support."

In related news, RIM and IBM Global Services will extend their relationship to include RIM's GSM/GPRS products, making IBM the first IT services provider to offer business consulting and systems integration services for BlackBerry 5810 handhelds. "BlackBerry continues to be an important wireless solution for enterprise data applications and the addition of phone features and GPRS support will make the BlackBerry value proposition even stronger," said Dean Douglas, general manager, wireless e-business, IBM Global Services. "We're very pleased to expand our relationship with RIM to include end-to-end support and services for the BlackBerry 5800 series to companies internationally."

END-TO-END BLACKBERRY SOLUTION

BlackBerry continues to distinguish itself as the most completely integrated wireless solution for corporate customers. It is comprised of hardware, software and wireless services that are designed to meet the needs of both end users and IT departments. The BlackBerry 5810 incorporates powerful hardware and software features in an easy-to-use handheld. BlackBerry software enables easy configuration and management as well as back-end integration with corporate systems and end-to-end security. Advanced GSM/GPRS networks provide voice services and allow always-on connectivity for accessing data easily and quickly.

Handheld Design: The BlackBerry 5810 offers "Always On, Always Connected" operation with integrated voice and data features. Based on RIM's existing palm-sized form factor, the BlackBerry 5810 is sleek (4.6" x 3.1" x 0.7") and lightweight (4.7 oz) with an embedded RIM wireless modem and internal high performance antenna allowing users to carry and use the handheld comfortably. It features RIM's popular "thumb-typing" keyboard, navigation trackwheel, large screen, intuitive interface and a headset jack for optional phone services. Both the screen and keyboard are backlit for easy reading and typing day and night.

Wireless Email: RIM's patented approach to wireless email is the industry's most advanced and popular enterprise solution. BlackBerry 5810 users will enjoy a secure, wireless extension to their existing enterprise mailbox. There is no need to worry about retrieving email since the BlackBerry "push architecture" enables email to be automatically delivered. Users can read, compose, forward, reply, file or delete messages at their convenience and synchronize their inbox and folders between their BlackBerry 5810 and PC. A variety of third-party applications even allow the user to view, print and fax email attachments using their handheld.

Integrated Phone: The built-in, high-quality phone supports GSM voice services and other optional features such as call waiting, call answer, conference calling and call forwarding.* It includes an earpiece and microphone that easily attaches for convenient, hands-free conversation allowing users to read, type or retrieve information while they talk.

SMS: Short Messaging Service (SMS) enables short text messages to be quickly exchanged between BlackBerry 5810 handhelds and other SMS-enabled devices (including cell phones) without adding email messages to an inbox. The specially designed keyboard on the BlackBerry handheld is ideal for typing SMS messages quickly.

Browser*: An increasing variety of optional wireless Internet services are available that allow fast access to select information on the web including news, travel, business and entertainment updates. BlackBerry 5810 users can use the BlackBerry browser to access their carrier's WAP portal and other WML sites.

Organizer: A full-featured connected organizer is included with calendar, address book, memo pad and task list applications for maximum productivity. With RIM's unique wireless calendar synchronization† features, the user's online calendar and handheld calendar can be automatically and wirelessly synchronized without need for a cradle. This means that the user can initiate, accept or decline meeting requests using their BlackBerry handheld and their online calendar will also be updated for the benefit of colleagues and assistants trying to schedule new appointments.

Application Integration: The BlackBerry 5810 features exceptional hardware and software integration making it very easy to use. A single integrated address book and inbox serve all email, voice and SMS applications. And you can even click on an email address, telephone number or URL inside a message to automatically invoke an email message, call the telephone number or connect to the URL.

J2ME: Java 2 Micro Edition (J2ME) is a powerful development platform that is optimized for wireless devices and provides an industry standard programming environment for custom and commercial development. RIM plans to launch its Java Development Environment for developers at JavaOne later this month.

BlackBerry Enterprise Server: BlackBerry remains the industry-leading wireless enterprise solution with thousand of companies that have deployed BlackBerry Enterprise Server behind their corporate firewall. The BlackBerry Enterprise Server software supports both Microsoft® Exchange and Lotus® Domino™ and provides IT departments with single mailbox integration, centralized administration, end-to-end encryption (Triple DES), performance monitoring, configurable handheld security and certain asset tracking tools. BlackBerry Enterprise Server supports multiple wireless network standards (currently including Mobitex, DataTAC and GSM/GPRS), which means that current BlackBerry Enterprise Server customers in North America will be able to support the BlackBerry 5810 without any change to their back-end infrastructure.

BlackBerry Web Client: In addition to the enterprise email integration option enabled by BlackBerry Enterprise Server, RIM will introduce a new web-based application called BlackBerry Web Client (expected to be available to carriers in Spring 2002). It will support POP3, IMAP and ISP email protocols and allow users to access multiple existing email accounts from a single BlackBerry handheld (including ISP accounts and a default web mail account provided with each handheld). BlackBerry Web Client will appeal to customers that do not currently use Microsoft Exchange or Lotus Domino and also those users that wish to access a personal email account in addition to their enterprise email account. BlackBerry 5810 customers can use the BlackBerry Web Client application to select their ISP accounts, access their web mail account, configure settings, define email filters and set auto signatures. Note: IT departments running BlackBerry Enterprise Server will retain the ability to centrally control and implement policies on handhelds that prevent access to personal ISP accounts.

GSM/GPRS: General Packet Radio Service (GPRS) is a global wireless standard that uses existing GSM (Global System for Mobile telecommunications) radio base stations and converts wireless data into standard Internet packets, enabling interoperability between the Internet and the GSM/GPRS network. GPRS efficiently enables BlackBerry handhelds to be always online without having to pay by the minute.

Pricing and Availability

AT&T Wireless and VoiceStream are now accepting orders for the BlackBerry 5810 in the United States and are expected to begin shipping within 30 days.

Hardware and airtime pricing are determined by the carriers and will vary based on specific service plans.

Customers can place orders today by contacting AT&T Wireless at 1-877-400-1080 or VoiceStream at 1-866-VSTRB2B.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

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Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
203.399.3301
cflaherty@brodeur.com

Investor Contacts:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

** Check with service providers for availability and service plans.*
† Requires BlackBerry Enterprise Server 2.1 or higher.
° Network availability and coverage are dependant upon a number of factors including location and transmission environment.